EXHIBIT (99.6)

2018-19 THIRD QUARTER ONTARIO FINANCES

MINISTRY OF FINANCE

2018–19 Third Quarter Finances
February 2019

Introduction The Ontario Quarterly Finances report contains information about Ontario’s 2018–19 fiscal outlook as of December 31, 2018.

HIGHLIGHTS

·         The government of Ontario is now projecting a deficit of $13.5 billion in 2018–19. This represents an improvement of $1.0 billion from the 2018 Ontario Economic

     Outlook and Fiscal Review (2018 Fall Economic Statement). This improvement is the result of stronger economic growth, supported by Ontario’s open for business approach to government that is helping to increase investor confidence and foster an environment for companies to thrive and prosper.

·         Ontario’s real GDP is estimated to have grown by 2.4 per cent in 2018, above the 2.0 per cent forecasted in the 2018 Fall Economic Statement.

·         Employment in Ontario increased by 114,400 net new jobs in 2018 and the annual unemployment rate decreased to 5.6 per cent, the lowest since 1989.

·         The government is setting Ontario down a path that will restore fiscal health and preserve critical services like health care, education and social services, while supporting business growth and helping hardworking individuals and families make ends meet.

INTRODUCTION

Since taking office in June 2018, the government’s focus has been on keeping its promises to the people, while putting Ontario back on a path to balance in order to protect healthcare, education and all other critical services that individuals and families cherish and rely upon each and every day.

Over the past several months progress has been made to reduce the provincial deficit from $15.0 billion to $13.5 billion. Despite global economic risks and uncertainty, the government continues to make Ontario open for business, and lift the chill on investment left by the fiscal and economic approach of the previous government. As a result, Ontario’s real GDP grew by 0.6 per cent in the third quarter of 2018. At the same time, the government is continuing to make services more efficient, eliminate duplication and waste, and maximize the value of government assets to ensure good value for taxpayers.

 RECAP OF THE 2018 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW

Immediately after taking office, the government established an Independent Financial Commission of Inquiry (Commission) with a mandate to look into the previous government’s accounting practices and provide a baseline for the Province’s fiscal outlook and planning going forward.

The Commission delivered its report on August 30, 2018, and concluded that the government inherited a deficit of $15.0 billion for 2018–19 from the previous administration.

On November 15, 2018, the government published its first fiscal and economic update with the release of the 2018 Fall Economic Statement. The fiscal outlook presented in the 2018 Fall Economic Statement demonstrated the government’s immediate actions to drive efficiencies and ensure value for taxpayer dollars spent, resulting in savings of $3.2 billion, while also providing tax relief of almost $2.7 billion to families and businesses in Ontario.

The net impact of expenditure management decisions and the tax relief reported in the 2018 Fall Economic Statement reduced the deficit to $14.5 billion, or $0.5 billion less than the inherited deficit reported by the Commission.

SECTION A: 2018–19 ONTARIO’S FISCAL OUTLOOK

The Province’s 2018–19 deficit is projected to be $13.5 billion – an improvement of $1.0 billion from the outlook published in the 2018 Fall Economic Statement, and a $1.5 billion improvement from the $15.0 billion inherited deficit identified by the Independent Financial Commission of Inquiry (Commission).  This is largely due to an increase of $1.0 billion to the revenue outlook, reflecting higher household spending and stronger business profits. The outlook for total expense is $161.8 billion, mostly unchanged from the 2018 Fall Economic Statement. The 2019 Budget will provide a broader update on the government’s efforts to make every dollar count.

New funding being reported in the 2018–19 Third Quarter Finances is mostly offset by the contingency fund.

The net debt-to-GDP ratio is now projected to be 40.4 per cent in 2018–19, 0.1 percentage points lower than the 40.5 per cent forecast in the 2018 Fall Economic Statement.

2018–19 In-Year Fiscal Performance

($ Millions)		2018–19
	FES Outlook	Current Outlook	In-Year Change
Revenue	148,231	149,230	999
Expense
Programs	149,232	149,237	4
Interest on Debt	12,543	12,543	–
Total Expense	161,775	161,779	4
Surplus/(Deficit) Before Reserve	(13,544)	(12,549)	995
Reserve	1,000	1,000	–
Surplus/(Deficit)	(14,544)	(13,549)	995
Note: Numbers may not add due to rounding.

REVENUE

The 2018–19 revenue outlook is projected to be $149.2 billion, or $1.0 billion higher than forecasted in the 2018 Fall Economic Statement. The increase is due to higher Harmonized Sales Tax and Corporate Income Tax revenue arising from stronger economic growth and higher amounts from processing 2017 tax returns. This is partially offset by lower Personal Income Tax and Ontario Health Premium revenue due to lower amounts from the processing of 2017 tax returns, and lower Land Transfer Tax revenue reflecting lower-than-expected housing re-sales.

There is a $1 million decrease in Fees and Licences revenue. Lower fees for Fishing and Hunting Licences reflect the government’s decisions not to proceed with incremental fee increases that were scheduled to take effect on January 1, 2019. The government has also cancelled fee increases for vehicle, driver and carrier services that were also scheduled to take effect January 1, 2019.

Transfers from the Government of Canada have increased by approximately $4 million to provide additional resources for enforcement, disruption and prevention programs related to fighting guns and gangs across the province.

2018–19 In-Year Revenue Changes[1]
($ Millions)	2018–19
Harmonized Sales Tax	1,300
Personal Income Tax	(700)
Corporate Income Tax	600
Land Transfer Tax	(300)
Miscellaneous Other Taxes	120
Ontario Health Premium	(25)
Government of Canada Transfer (Guns and Gangs Initiative)	4
Fees and Licences	(1)
Total In-Year Revenue Changes	999
[1] Changes are shown since the 2018 Fall Economic Statement. Note: Numbers may not add due to rounding.

The revenue changes outlined above are based on information available at the end of the third quarter. There are both upside and downside risks that could materially affect the 2018–19 revenue outlook over the rest of the fiscal year. These include economic growth performance, the finalization of results from 2017 Personal and Corporate Income Tax returns and risks related to electricity sector revenue. The government will monitor these economic and revenue developments and will provide further details in future fiscal updates.

EXPENSE

The outlook for total expense in 2018–19 is $161.8 billion, an increase of approximately $4 million compared to the 2018 Fall Economic Statement, due to additional funding to fight guns and gangs.

2018–19 In-Year Expense Changes[1]
($ Millions)	2018–19
In-Year Approvals Offset by Contingency Fund
OSAP funding requirements	208
Emergency Firefighting	42
Changes to Contingency Fund to Offset In-Year Approvals	(250)
In-Year Approvals Offset by Federal Revenue
Guns and Gangs Initiative (Offset by Government of Canada Transfer)	4
Interest on Debt Change	–
Net In-Year Expense Changes	4
[1] Changes are shown since the 2018 Fall Economic Statement. Note: Numbers may not add due to rounding.

Key changes to program expense offset by the contingency fund include:

·         $208 million for the Ontario Student Assistance Program (OSAP), primarily as a result of the number of people receiving financial aid increasing faster than enrolment due to the previous government’s unsustainable program design. In January 2019 the government announced it will be refocussing OSAP to ensure it remains sustainable and viable for future generations of students; and

·         $42 million for 2018 emergency forest firefighting.

Other changes to program expense include:

·         Approximately $4 million to provide resources for enforcement, disruption and prevention programs related to fighting guns and gangs across the province.

The Province’s interest on debt expense forecast, at $12.5 billion, is unchanged from the 2018 Fall Economic Statement.

FISCAL PRUDENCE

Based on the Commission’s recommendation, the 2018 Fall Economic Statement included a $1.0 billion reserve in 2018–19 to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The current fiscal outlook maintains the reserve at this level.

Contingency funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance.

SECTION B: ONTARIO’S ECONOMIC OUTLOOK

The Ministry of Finance estimates that Ontario’s real GDP grew by 2.4 per cent in 2018, above the 2.0 per cent projected in the 2018 Fall Economic Statement. As of January 23, 2019, private-sector forecasters, on average, expect growth of 1.9 per cent in 2019, unchanged from the time of the 2018 Fall Economic Statement.

There are a broad range of risks – both positive and negative – surrounding the Ontario economic outlook. Tax reform in the United States could provide greater than expected support for US growth and Ontario exports. Heightened uncertainty about protectionism and global trade arrangements has contributed to increased volatility in financial markets and weighed against exports and business investment activity. The International Monetary Fund lowered their projection for global growth in 2019 to 3.5 per cent in their January World Economic Outlook Update from 3.7 per cent published in October.

Domestically, high levels of debt have left Ontario households more sensitive to rising interest rates. Higher interest rates will raise debt service burdens which could cause reduced spending while higher Canada Pension Plan contributions and the forthcoming federal Carbon Tax could also have a more adverse impact on economic growth than reflected in current forecasts.

SECTION C: ONTARIO’S ECONOMIC PERFORMANCE

The Ontario economy has performed well in recent months, with employment advancing steadily over the second half of 2018. In 2018, employment increased by 114,400 net new jobs (+1.6 per cent).

In the third quarter of 2018 (July, August, September), Ontario’s real GDP rose by 0.6 per cent. Third quarter growth was supported by continued gains in household spending. Many other key economic indicators posted gains in 2018, including manufacturing sales, retail sales and wholesale trade.

Part-time employment in the province declined by 15,900 jobs in 2018, following the increase of the minimum wage on January 1, 2018. The government has introduced one of the most generous Ontario tax cuts for low-income workers in a generation, the Low-income Individuals and Families Tax (LIFT) credit. Starting with the 2019 tax year, the LIFT credit will benefit about 1.1 million people and result in more low-income workers paying little or no Ontario Personal Income Tax.

ONTARIO KEY ECONOMIC INDICATORS

(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2018			Quarterly		Annual	Annual
	Oct	Nov	Dec	2018Q3	2018Q4	2017	2018[1]
Gross Domestic Product
Real GDP	N/A	N/A	N/A	0.6	N/A	2.8	2.4[2]
Nominal GDP	N/A	N/A	N/A	1.3	N/A	4.1	3.8[2]
Labour Market
Employment (Change in 000s)	1.1	16.9	16.1	40.8	18.4	128.4	114.4
Unemployment Rate (%)	5.6	5.6	5.4	5.7	5.5	6.0	5.6
Other Key Economic Indicators
Retail Sales	1.0	(1.6)	N/A	2.3	N/A	7.7	4.1
Housing Starts	16.8	(6.1)	(17.6)	(8.5)	18.6	5.6	(0.5)
International Goods Exports	4.4	(0.3)	N/A	(0.6)	N/A	(3.0)	1.8
International Goods Imports	1.5	(1.6)	N/A	0.4	N/A	4.0	2.1
Manufacturing Sales	0.7	(1.1)	N/A	0.7	N/A	1.9	3.7
Wholesale Trade	2.1	(1.4)	N/A	0.3	N/A	8.2	2.8
Consumer Price Index[3]	2.5	1.8	2.3	2.8	2.2	1.7	2.4

[1]     Retail Sales, Wholesale Trade, Manufacturing Sales and International Trade are expressed on a year-to-date basis.

[2]     2018 GDP growth is a Ministry of Finance estimate.

[3]     Per cent change from a year earlier, data not seasonally adjusted.

N/A = Data not yet available

Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

SECTION D: DETAILS OF ONTARIO’S FINANCES

REVENUE

($ Millions)	2018–19
	FES Outlook	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	34,946	34,246	(700)
Sales Tax[1]	26,727	28,027	1,300
Corporations Tax	13,766	14,366	600
Education Property Tax[2]	6,076	6,076	–
Employer Health Tax	6,494	6,494	–
Ontario Health Premium	3,870	3,845	(25)
Gasoline Tax	2,699	2,699	–
Land Transfer Tax	2,710	2,410	(300)
Tobacco Tax	1,250	1,250	–
Fuel Tax	784	784	–
Beer, Wine and Spirits Taxes	630	630	–
Ontario Portion of the Federal Cannabis Excise Duty	17	17	–
Electricity Payments in Lieu of Taxes	369	369	–
Other Taxes	563	683	120
	100,901	101,897	996
Government of Canada
Canada Health Transfer	14,934	14,934	–
Canada Social Transfer	5,486	5,486	–
Equalization	963	963	–
Infrastructure Programs	1,703	1,703	–
Labour Market Programs	998	998	–
Social Housing Agreement	386	386	–
Other Federal Payments	1,235	1,239	4
Direct Transfers to Broader Public-Sector Organizations	301	301	–
	26,006	26,010	4
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,245	2,245	–
Liquor Control Board of Ontario	2,234	2,234	–
Ontario Cannabis Store	(25)	(25)	–
Ontario Power Generation Inc./Hydro One Ltd.	794	794	–
	5,248	5,248	–

Continued…

REVENUE (CONTINUED)

($ Millions)	2018–19
	FES Outlook	Current Outlook	In-Year Change
Other Non-Tax Revenue
Reimbursements	995	995	–
Vehicle and Driver Registration Fees	2,001	2,000	(1)
Electricity Debt Retirement Charge	–	–	–
Power Supply Contract Recoveries	183	183	–
Sales and Rentals	1,409	1,409	–
Carbon Allowance Proceeds	472	472	–
Other Fees and Licences	1,006	1,005	(1)
Net Reduction of Power Purchase Contracts	41	41	–
Royalties	295	295	–
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	8,552	8,552	–
Miscellaneous Other Non-Tax Revenue	1,122	1,122	–
	16,076	16,075	(1)
Total Revenue	148,231	149,230	999

[1]  Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.

[2]  Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.

Note: Numbers may not add due to rounding.

TOTAL EXPENSE

($ Millions)	2018–19
Ministry Expense[1]	FES Outlook	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Total)	1,177.2	1,177.2	–
Attorney General (Total)	1,970.7	1,972.3	1.6
Board of Internal Economy (Total)	352.3	352.3	–
Children, Community and Social Services (Total)	17,008.3	17,008.3	–
Community Safety and Correctional Services (Total)	2,906.8	2,909.5	2.7
Economic Development, Job Creation and Trade (Total)	1,025.9	1,025.9	–
Education (Base)	29,012.0	29,012.2	0.2
Teachers’ Pension Plan[2]	1,725.0	1,725.0	–
Education (Total)	30,737.0	30,737.2	0.2
Energy, Northern Development and Mines (Total)	4,829.7	4,829.7	–
Environment, Conservation and Parks (Total)	975.0	975.0	–
Executive Offices (Total)	46.7	46.7	–
Finance (Base)	945.7	945.7	–
Ontario Municipal Partnership Fund	510.0	510.0	–
Power Supply Contract Costs	182.8	182.8	–
Finance (Total)	1,638.5	1,638.5	–
Government and Consumer Services (Total)	652.9	652.9	–
Health and Long-Term Care (Total)	61,678.2	61,678.2	–
Indigenous Affairs (Total)	95.3	95.3	–
Infrastructure (Base)	112.9	112.9	–
Federal–Provincial Infrastructure Programs	603.3	603.3	–
Infrastructure (Total)	716.2	716.2	–
Labour (Total)	319.3	319.3	–
Municipal Affairs and Housing (Total)	1,211.6	1,211.6	–
Natural Resources and Forestry (Base)	655.1	655.1	–
Emergency Forest Firefighting	169.8	211.8	42.0
Natural Resources and Forestry (Total)	824.9	866.9	42.0
Ministry of Francophone Affairs (Total)	6.1	6.1	–
Seniors and Accessibility (Total)	65.0	65.0	–

Continued…

TOTAL EXPENSE (CONTINUED)

($ Millions)	2018–19
Ministry Expense	FES Outlook	Current Outlook	In-Year Change
Tourism, Culture and Sport (Total)	1,450.2	1,450.2	–
Training, Colleges and Universities (Total)	11,374.2	11,582.2	208.0
Transportation (Base)	4,373.2	4,373.2	–
Federal-Provincial Infrastructure Programs	887.5	887.5	–
Transportation (Total)	5,260.8	5,260.8	–
Treasury Board Secretariat (Base)	292.9	292.9	–
Employee and Pensioner Benefits[2]	1,335.0	1,335.0	–
Operating Contingency Fund	1,006.6	756.6	(250.0)
Capital Contingency Fund	275.0	275.0	–
Treasury Board Secretariat (Total)	2,909.5	2,659.5	(250.0)
Interest on Debt[3]	12,542.8	12,542.8	–
Year-End Savings	–	–	–
Total Expense	161,775.0	161,779.5[4]	4.5[4]

[1] Numbers reflect current ministry structures that were announced on June 29, 2018.

[2]  Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[3]  Interest on debt is net of interest capitalized during construction of tangible capital assets of $456 million in 2018–19.

[4]  These numbers round to $161,779 and $4 million, respectively.

Note: Numbers may not add due to rounding.

2018–19 INFRASTRUCTURE EXPENDITURES

($ Millions)	2018–19 Current Outlook
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures[3]
Transportation
Transit	4,725	1,364	6,088
Provincial Highways	2,697	275	2,972
Other Transportation, Property and Planning	217	75	292
Health
Hospitals	2,559	66	2,625
Other Health	84	190	273
Education	2,476	511	2,987
Postsecondary
Colleges and Other	757	9	765
Universities	–	250	250
Social	14	361	374
Justice	292	261	553
Other Sectors[4]	816	1,063	1,879
Total Infrastructure Expenditures	14,637	4,422	19,059

[1]  Includes $456 million in interest capitalized during construction.

[2]  Includes transfers to municipalities, universities and non-consolidated agencies.

[3]  Includes third-party investments in hospitals, colleges and schools; and provisional federal contributions to Provincial infrastructure investments.

[4]  Includes government administration, natural resources, and culture and tourism sectors.

Note: Numbers may not add due to rounding.

REVIEW OF SELECTED FINANCIAL AND ECONOMIC STATISTICS1, 2

($ Millions)	2014–15	2015–16	2016–17	Actual 2017–18	Current Outlook
Revenue	126,152	136,148	140,734	150,594	149,230
Expense
Programs	126,199	129,905	131,460	142,363	149,237
Interest on Debt[3]	11,221	11,589	11,709	11,903	12,543
Total Expense	137,420	141,494	143,169	154,266	161,779
Reserve[4]	–	–	–	–	1,000
Surplus/(Deficit)	(11,268)	(5,346)	(2,435)	(3,672)	(13,549)
Net Debt	294,557	306,357	314,077	323,834	346,060
Accumulated Deficit	196,665	203,014	205,939	209,023	222,572
Gross Domestic Product (GDP) at Market Prices	726,053	759,440	792,932	825,805	857,557
Primary Household Income	489,436	511,577	519,413	544,062	567,914
Population — July (000s)	13,618	13,707	13,875	14,071	14,323
Net Debt per Capita (dollars)	21,631	22,350	22,636	23,014	24,162
Household Income per Capita (dollars)	35,942	37,322	37,434	38,664	39,651
Interest on Debt as a Per Cent of Revenue	8.9%	8.5%	8.3%	7.9%	8.4%
Net Debt as a Per Cent of GDP	40.6%	40.3%	39.6%	39.2%	40.4%
Accumulated Deficit as a Per Cent of GDP	27.1%	26.7%	26.0%	25.3%	26.0%

[1] Amounts reflect a change in pension expense that was calculated based on recommendations by the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2] Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3] Interest on debt is net of interest capitalized during construction of tangible capital assets of $202 million in 2014–15, $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18 and $456 million in 2018–19.

[4] The reserve is a forecasting provision to protect the fiscal outlook against unforeseen adverse changes in the province’s revenues and expense. Once the fiscal year is complete, any unused portion of the reserve is no longer needed and is drawn down, therefore it only appears in the current year.

Note: Numbers may not add due to rounding.

Sources: Ontario Ministry of Finance and Statistics Canada.

SECTION E: ONTARIO’S 2018–19 BORROWING PROGRAM

The Province’s total funding requirement in 2018–19 is forecast to be $1.0 billion lower than anticipated in the 2018 Fall Economic Statement, reflecting the improvement in the projected deficit. As of February 5, 2019, the Province had borrowed $3.3 billion more than was required to complete the 2018–19 borrowing program. The Province will use this $3.3 billion, and all long-term borrowing issued between now and March 31, 2019, to continue to increase its cash reserves, thereby lowering next year’s borrowing requirements. As committed in the 2018 Fall Economic Statement, the Province issued its fifth Green Bond, for $950 million in January 2019.

ONTARIO’S 2018–19 BORROWING PROGRAM

($ Billions)	2018–19
	FES Outlook	Current Outlook	In-Year Change
Deficit/(Surplus)	14.5	13.5	(1.0)
Investment in Capital Assets	12.8	12.8	–
Non-Cash Adjustments	(7.4)	(7.4)	–
Loans to Infrastructure Ontario	0.4	0.4	–
Other Net Loans/Investments	(0.0)	(0.0)	–
Debt Maturities	21.8	21.8	–
Debt Redemptions	0.1	0.1	–
Total Funding Requirement	42.1	41.1	(1.0)
Canada Pension Plan Borrowing	(0.0)	(0.0)	–
Decrease/(Increase) in Short-Term Borrowing	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	3.5	6.8	3.3
Pre-Borrowing from 2017–18	(12.4)	(12.4)	–
Total Long-Term Public Borrowing	33.2	35.5	2.3
Note: Numbers may not add due to rounding.

Going back to the beginning of fiscal 2010–11, Ontario has issued $78.8 billion of bonds longer than 30 years to lock in low interest rates. As a result, the weighted-average term to maturity of long-term Provincial debt issued has been extended significantly, from 9.7 years in 2009–10 to 10.8 years for   2018–19 as of December 31, 2018

Long-term public borrowing completed as of February 5, 2019 totaled $35.5 billion. Approximately 75 per cent of this year’s borrowing has been completed in Canadian dollars, with the remainder issued in U.S. dollars, euros and Australian dollars.

($ Billions)
Canadian Dollar Issues	26.5
Foreign Currency Issues	9.0
Total	35.5

Ministry of Finance                                          www.fin.gov.on.ca

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